Filed pursuant to Rule 424(b)(3)

Registration No. 333-108408

Prospectus Supplement No. 1 to Prospectus

McMoRan Exploration Co.

$130,000,000

6% Convertible Senior Notes due 2008 and the

Common Stock Issuable Upon Conversion of the

6% Convertible Senior Notes due 2008

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This prospectus supplement relates to the resale by the selling securityholders listed below of 6% Convertible Senior Notes due 2008 of McMoRan Exploration Co., and the shares of common stock of McMoRan Exploration Co. issuable upon the conversion of the notes. You should read this prospectus supplement together with the prospectus dated October 2, 2003, which is to be delivered with this prospectus supplement.

The table below (1) sets forth additional and updated information with respect to the principal amount of notes owned by each selling securityholder, and the shares of common stock into which such notes are convertible, that may be offered under the prospectus by the selling securityholders, and (2) supplements and, to the extent inconsistent with, amends the table appearing in the section entitled “Selling Securityholders” beginning on page 39 of the prospectus. To the extent a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding that selling securityholder supercedes the information set forth in the prospectus.

The number of shares of our common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 70.1754 shares of common stock per $1,000 principal amount of notes.  This conversion rate is subject to certain adjustments as described under “Description of the Notes – Conversion Rights” in the prospectus.  Accordingly, the shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.  Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes.  Cash will be paid in lieu of fractional shares, if any.  As of September 30, 2003, we had 16,717,266 shares of our common stock outstanding.

The information in the table below is based on information provided by or on behalf of the selling securityholders. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes or common stock in transactions exempt from the registration requirements of the Securities Act of 1933.   Because the selling securityholders may offer all or some portion of the notes or the common stock to be offered by them, we cannot estimate the amount of any sales.

{F5015462.2}

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Name of Selling Securityholder	Principal Amount of Notes Owned and Offered	Percentage of Notes Outstanding**	Number of Shares of Common Stock That May Be Sold

Jefferies & Company, Inc.	$ 1,000,000	*	70,175
Morgan Stanley Convertible Securities Trust	1,000,000	*	70,175
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	750,000	*	52,631
Pioneer High Yield Fund	36,770,000	28.28%	2,580,350
Sunrise Partners Limited Partnership	8,150,000	6.27%	571,929
TCW Group, Inc.	7,870,000	6.05%	552,280

__________

*

Less than 1%

**

Based on total notes in the principal amount of $130,000,000 outstanding.

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Investing in the notes involves significant risks that are described in the “Risk Factors” section beginning on page 7 of the prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement is October 17, 2003.